ZHONGCHAO INC.

Nanxi Creative Center, Suite 218

841 Yan’An Middle Road

Jing’An District, Shanghai, China 200040

February 14, 2020

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.
Registration Statement on Form F-1/A Originally filed on November 21, 2020 File No. 333-234807

Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Dear Sir or Madam:

Zhongchao Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on February 14, 2020 on Form RW (accession number 0001213900-20-003903) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed as correspondence (CORRESP).

If you have any further questions, please contact Arila Zhou, Esq., at 212-530-2232, from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

Very truly yours,
Zhongchao Inc.

By:	/s/Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer

Cc:	Arila Zhou, Esq.
Hunter Taubman Fischer & Li LLC